Cusip No. 676118102                   13G/A                  Page 1 of 11 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Odyssey Marine Exploration, Inc.
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                    676118102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 11 Pages

CUSIP No. 676118102                   13G/A                  Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          GLG North American Opportunity Fund
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,451,700 Shares

                    625,000 shares of Series D Convertible Preferred Stock ("Preferred Shares"), convertible into 625,000 Shares (See
                    Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,451,700 Shares

                    625,000 Preferred Shares, convertible into 625,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,700 Shares

               625,000 Preferred Shares, convertible into 625,000 Shares (See
               Item 4)

               Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (10) CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES ** [ ]
-----------------------------------------------------------------------------
          (11) PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
               8.45%
-----------------------------------------------------------------------------
          (12) TYPE OF REPORTING PERSON **
               OO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118102                   13G/A                  Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GLG Partners LP
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,100 Shares

               1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

               Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (10) CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
-----------------------------------------------------------------------------
          (11) PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
               9.90%
-----------------------------------------------------------------------------
          (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               PN
-----------------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GLG Partners Limited
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,100 Shares

               1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

               Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (10) CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
-----------------------------------------------------------------------------
          (11) PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
               9.90%
-----------------------------------------------------------------------------
          (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IA, HC
-----------------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Noam Gottesman
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,100 Shares

               1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

               Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                      [ ]
-----------------------------------------------------------------------------
          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.90%
-----------------------------------------------------------------------------
          (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN, HC
-----------------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 6 of 11 Pages

-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Pierre Lagrange
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,100 Shares

               1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

               Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]
-----------------------------------------------------------------------------
          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.90%
-----------------------------------------------------------------------------
          (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN, HC
-----------------------------------------------------------------------------

CUSIP No. 676118102                 13G/A                  Page 7 of 11 Pages
-----------------------------------------------------------------------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Emmanuel Roman
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          France
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    4,404,100 Shares

                    1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

                    Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,100 Shares

               1,250,000 Preferred Shares, convertible into 1,250,000 Shares (See Item 4)

               Warrants to purchase 1,000,000 Preferred Shares, convertible into 1,000,000 Shares
-----------------------------------------------------------------------------
          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]
-----------------------------------------------------------------------------
          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.90%
-----------------------------------------------------------------------------
          (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN, HC
-----------------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 8 of 11 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share ("Common Stock") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and no otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 8 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

      This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock of the Company, $0.0001 par value per share (the "Shares") held by the Reporting Persons and with respect to the Shares issued upon conversion of the convertible preferred stock and upon exercise of the warrants to the Reporting Persons:

      FUND
      ----
      (i) GLG North American Opportunity Fund ("NAO Fund), with respect to the Shares held by it.

      INVESTMENT MANAGER
      ------------------
      (ii) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by NAO Fund and certain funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

      GENERAL PARTNER
      ---------------
      (iii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

      REPORTING INDIVIDUALS
      ---------------------
     (iv) Mr. Noam Gottesman ("Mr. Gottesman"), with respect to the Shares held by each of the GLG Funds.

     (v) Mr. Pierre Lagrange ("Mr. Lagrange"), with respect to the Shares held by each of the GLG Funds.

     (vi) Mr. Emmanuel Roman ("Mr. Roman"), with respect to the Shares held by each of the GLG Funds.

     Mr. Gottesman, Mr. Lagrange and Mr. Roman are collectively referred to as the "Reporting Individuals."

     The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. Each of the Reporting Individuals is a Managing Director of the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

     The address of the principal business office of each of the Reporting Persons is:

     c/o GLG Partners LP
     1 Curzon Street
     London W1J 5HB
     United Kingdom

Item 2(c).  Citizenship

     Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 676118102                   13G/A                  Page 9 of 11 Pages

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's most recent Quarterly Report on Form 10-Q that was filed on November 3, 2006 indicates there were 46,146,408 Shares outstanding as of October 20, 2006. In addition the Company indicated in the Current Report on Form 8-K filed on November 29, 2006 it issued an additional 500,000 Shares in a private placement. Therefore, as of November 29, 2006, the total number of outstanding Shares of the Company equals 46,646,408 Shares. In calculating the percentage of Shares held by the Reporting Persons, we assumed the conversion of the reported convertible preferred stock and the exercise of the reported warrants. The Reporting Persons cannot convert their entire holdings of the reported Preferred Shares until such time as the Reporting Persons would not beneficially own after any such conversion more than 9.90% of the outstanding Common Stock.

      The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Reporting Individuals, as a Managing Director of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 8.  Identification and Classification of Members of the Group

      See Exhibit I.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 676118102                  13G/A                  Page 10 of 11 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2007


GLG PARTNERS LIMITED                     GLG PARTNERS LP
                                         By: GLG Partners Limited,
                                         as its General Partner
/s/ Emmanuel Roman
--------------------------------
Name:  Emmanuel Roman
Title: Managing Director
                                         /s/ Emmanuel Roman
                                         -------------------------------
                                         Name: Emmanuel Roman
/s/ Victoria Parry                       Title: Managing Director
--------------------------------
Name:  Victoria Parry
Title: Senior Legal Counsel
                                         /s/ Victoria Parry
                                         -------------------------------
                                         Name:  Victoria Parry
                                         Title: Senior Legal Counsel

                                         GLG NORTH AMERICAN OPPORTUNITY FUND
                                         By: GLG Partners LP,
                                         as its Investment Manager
/s/ Emmanuel Roman                       By: GLG Partners Limited,
--------------------------------
EMMANUEL ROMAN, individually and         as its General Partner
on behalf of Noam Gottesman and
Pierre Lagrange
                                         /s/ Emmanuel Roman
                                         --------------------------------
                                         Name:  Emmanuel Roman
                                         Title: Managing Director


                                         /s/ Victoria Parry
                                         --------------------------------
                                         Name:  Victoria Parry
                                         Title: Senior Legal Counsel


The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13G/A on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.

CUSIP No. 676118102                  13G/A                  Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007


GLG PARTNERS LIMITED                     GLG PARTNERS LP
                                         By: GLG Partners Limited,
                                         as its General Partner
/s/ Emmanuel Roman
--------------------------------
Name:  Emmanuel Roman
Title: Managing Director
                                         /s/ Emmanuel Roman
                                         ---------------------------------
                                         Name:  Emmanuel Roman
/s/ Victoria Parry                       Title: Managing Director
--------------------------------
Name:  Victoria Parry
Title: Senior Legal Counsel
                                         /s/ Victoria Parry
                                         ---------------------------------
                                         Name:  Victoria Parry
                                         Title: Senior Legal Counsel

                                         GLG NORTH AMERICAN OPPORTUNITY FUND
                                         By: GLG Partners LP,
                                         as its Investment Manager
/s/ Emmanuel Roman                       By: GLG Partners Limited,
--------------------------------
EMMANUEL ROMAN, individually and         as its General Partner
on behalf of Noam Gottesman and
Pierre Lagrange
                                         /s/ Emmanuel Roman
                                         ---------------------------------
                                         Name:  Emmanuel Roman
                                         Title: Managing Director


                                         /s/ Victoria Parry
                                         ---------------------------------
                                         Name:  Victoria Parry
                                         Title: Senior Legal Counsel